UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Aether Infrastructure & Natural Resources Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Telephone Number (including area code):

414-299-2270

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

with copies to:

Joshua B. Deringer

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

and

Aether Investment Partners, LLC

1900 Sixteenth Street, Suite 825

Denver, CO 80202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Kansas City and the State of Missouri, as of the 28th day of February, 2024.

Aether Infrastructure & Natural Resources Fund

By:	/s/ Amy Small
Name:	Amy Small
Title:	Trustee

Attest:	/s/ Janet Keene
Name:	Janet Keene